SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1997

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




            PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1997 and 1996.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1997.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1997.


                                     Exhibit
                                     -------

Designation                    Description                   Method of Filing
-----------                    -----------                   ----------------

Exhibit 23                 Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Primus Automotive Financial Services, Inc. Prime Account Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC.
                                PRIME ACCOUNT

                                By: /s/Thomas E. Hoppes
                                    ----------------------------------
                                    Thomas E. Hoppes, Chairman
                                    Primus Automotive Financial Services, Inc.
                                    Prime Account Committee

June 29, 1998

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23             Consent of Coopers & Lybrand  L.L.P.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Index of Financial Statements and Supplemental Schedules


                                                                     Pages



Report of Independent Accountants                                        2



Financial Statements:

    Statements of Net Assets Available for Plan Benefits as
       of December 31, 1997 and 1996                                     3

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 1997                             4-6

    Notes to Financial Statements                                        7-14



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
       as of December 31, 1997                                           15

    Item 27d - Schedule of Reportable Transactions for the Year
       Ended December 31, 1997                                           16-17

Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
PRIMUS Automotive Financial Services, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/Coopers & Lybrand L.L.P.

Detroit, Michigan
June 12, 1998

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Statements of Net Assets Available for Plan Benefits
December 31, 1997 and 1996


ASSETS                                                                                         1997             1996

Investments, at fair value:
    Interest in common trust                                                           $     13,047,611  $    7,875,646
    Common stock                                                                              1,526,387         570,338
    Participant loans receivable                                                                592,731         317,554
                                                                                       ----------------- ---------------

      Net assets available for plan benefits                                           $     15,166,729  $    8,763,538
                                                                                       ================= ===============


The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997


                                                                           Participant-Directed
                                      --------------------------------------------------------------------------------------------

                                                       Retirement                  Growth                     U. S.
                                           Ford        Government   Intermediate    and                      Equity
                                           Stock      Money Market     Bond        Income      Puritan       Index
                                           Fund        Portfolio       Fund       Portfolio     Fund        Portfolio    Subtotal
                                      -------------  ------------- ------------- ----------- -----------  ------------- ----------
Additions:
   Employee contributions            $  245,711     $  152,334     $  73,891    $  252,878    $ 67,847     $ 270,098    $1,062,759
   Employer contributions               136,720         91,080        41,903       134,841      39,083       147,061       590,688
   Rollover contributions                21,053         55,891        20,303        73,733      17,580        24,473       213,033
   Interest and dividend income          37,993         58,570        43,398        36,794      19,538                     196,293
   Net appreciation (depreciation)
      in fair value of investments      413,731                        6,795       121,525      19,050       788,694     1,349,795
   Loans, interest repayments             4,833          2,969         1,564         2,632         408         4,731        17,137
   Loans, principal repayments           25,699         13,370         7,876        15,389       1,674        24,643        88,651
   Transfers in (out)                   170,729        105,934       (32,918)       95,711    (40,158)        35,575       334,873
                                     ----------     ----------    ----------    ----------    --------     ---------    ----------

      Total additions                 1,056,469        480,148       162,812       733,503     125,022     1,295,275     3,853,229
                                     ----------     ----------    ----------    ----------    --------     ----------   ----------

Deductions:
   Distributions                         44,475         65,548        60,402        17,825       4,037       158,491       350,778
   Loans to participants                 54,418         21,447        30,039        21,834       8,877       103,545       240,160
   Forfeitures                            1,527        (19,413)          699         1,491         368         1,761       (13,567)
   Adjustments                                             164
                                     ----------     ----------    ----------    ----------    --------     ---------    ----------

      Total deductions                  100,420         67,746        91,140        41,150      13,282       263,797       577,535
                                     ----------     ----------    ----------    ----------    --------     ---------    ----------

      Net additions                     956,049        412,402        71,672       692,353     111,740     1,031,478     3,275,694

Net assets available for plan
  benefits, beginning of year           570,338        906,832       658,224       311,302     168,561     2,343,094     4,958,351
                                     ----------     ----------    ----------    ----------    --------    ----------    ----------

      Net assets available for
        plan benefits, end of
        year                         $1,526,387     $1,319,234    $  729,896    $1,003,655    $280,301    $3,374,572    $8,234,045
                                     ==========     ==========    ==========    ==========    ========    ===========   ==========


The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Statement of Changes in Net Assets Available for Plan Benefits, Continued for the year ended December 31, 1997


                                                                        Participant-Directed
                                     ---------------------------------------------------------------------------------------------

                                                                  Growth                                International
                                      Blue Chip                   Company       Magellan       OTC       Growth and
                                     Growth Fund   Contrafund      Fund          Fund       Portfolio   Income Fund      Subtotal
                                     ------------ ------------- -----------  ------------- ----------- -------------- ------------

Additions:
   Employee contributions            $   254,473  $    228,182  $  172,155   $    422,887  $  159,025  $      41,365  $  1,278,087
   Employer contributions                138,576       114,833      89,225        243,623      79,121         21,715       687,093
   Rollover contributions                 83,898        26,987      21,664         78,881      42,407          4,167       258,004
   Interest and dividend income           40,632        76,930      49,915        167,291      33,490          7,378       375,636
   Net appreciation (depreciation)
    in fair value of investments          90,013        41,882      13,048        331,000      (7,589)        (3,896)      464,458
   Loan, interest repayments               2,726         1,915       1,503          8,142       2,170            167        16,623
   Loans, principal repayments            13,771         8,979       9,619         38,575       7,953            886        79,783
   Transfers in (out)                     44,073       (74,364)    (37,638)         9,150     (84,202)       (16,787)     (159,768)
                                     -----------  ------------  ----------   ------------  ----------  -------------  ------------

     Total additions                     668,162       425,344     319,491      1,299,549     232,375         54,995     2,999,916
                                     ------------ ------------- -----------  ------------- ----------- -------------- -------------

Deductions:
   Distributions                          16,313        28,635      18,670        139,439       7,397          4,724       215,178
   Loans to participants                  33,468        19,654      15,618        121,351      14,510          5,172       209,773
   Forfeitures                             2,045         2,556       1,540          3,546         505            793        10,985
   Adjustments                                                                                                                   -
                                     -----------  ------------  ----------   ------------  ----------  -------------  ------------

     Total deductions                     51,826        50,845      35,828        264,336      22,412         10,689       435,936
                                     -----------  ------------  ----------   ------------  ----------  -------------  ------------

     Net additions                       616,336       374,499     283,663      1,035,213     209,963         44,306     2,563,980

Net assets available for plan
  benefits, beginning of year            335,913       470,749     255,573      1,757,682     301,316         88,607     3,209,840
                                     -----------  ------------  ----------   ------------  ----------  -------------  ------------

     Net assets available for
      plan benefits, end of year     $   952,249  $    845,248  $  539,236   $  2,792,895  $  511,279  $     132,913  $  5,773,820
                                     ===========  ============  ==========   ============  ==========  =============  ============



The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Statement of Changes in Net Assets Available for Plan Benefits, Continued for the year ended December 31, 1997


                                                                    Participant-Directed
                                         ------------------------------------------------------------------------------------------

                                                                     Asset      Asset         Cash/
                                          Overseas      Asset       Manager    Manager        Loan
                                            Fund       Manager      Growth     Income         Fund         Subtotal        Total
                                         ----------- -----------  ----------- ----------- ------------- ------------- -------------

Additions:
   Employee contributions                $   76,591  $   36,364   $   36,798  $   15,038                $    164,791  $   2,505,637
   Employer contributions                    37,572      20,783       20,852       9,914                      89,121      1,366,902
   Rollover contributions                    12,043      11,789       28,510       6,601                      58,943        529,980
   Interest and dividend income              12,142       9,022       16,642       2,841                      40,647        612,576
   Net appreciation (depreciation)
    in fair value of investments              5,234       5,427       12,383       1,449                      24,493      1,838,746
   Loans, interest repayment                    348         110          748         145                       1,351         35,111
   Loans,  principal repayment                1,879         539        2,975         989  $  (174,816)      (168,434)             -
   Transfers in (out)                       (25,499)        672       (8,758)     (2,874)                    (36,459)       138,646
                                         ----------  ----------   ----------  ----------  -----------   ------------  -------------

      Total additions                       120,310      84,706      110,150      34,103     (174,816)       174,453      7,027,598
                                         ----------  ----------   ----------  ----------  -----------   ------------  -------------

Deductions:
   Distributions                             10,069       3,785        4,881      24,570        14,982        58,287        624,243
   Loans to participants                      5,305       2,350        5,518       1,865      (464,971)     (449,933)             -
   Forfeitures                                  812         559          861         350                       2,582              -
   Adjustments                                                                                                                  164
                                         ----------  ----------  ----------- ----------- -------------  ------------  -------------

      Total deductions                       16,186       6,694       11,260      26,785      (449,989)     (389,064)       624,407
                                         ----------  ----------  ----------- ----------- -------------  ------------  -------------

      Net additions                         104,124      78,012       98,890       7,318       275,173       563,517      6,403,191

Net assets available for plan
 benefits, beginning of year                135,591      37,968       63,558      40,679       317,551       595,347      8,763,538
                                         ----------  ----------   ----------  ----------  ------------  ------------  -------------

      Net assets available for
       plan benefits, end of year        $  239,715  $  115,980   $  162,448  $   47,997  $    592,724  $  1,158,864  $  15,166,729
                                         ==========  ==========   ==========  ==========  ============  ============  =============


The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements


   1.  Description of the Plan:

       The Plan became effective April 1, 1992.

       The following description of the PRIMUS Automotive Financial Services, Inc. (the "Company") Prime Account 401(k) Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more comprehensive of the Plan's provisions.

       a. General: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

       b. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 11 percent of their pre-tax earnings, not to exceed 25 percent of annual earnings including overtime and bonuses. The Company, at its discretion, may match at the rate of 100 percent of the first 2 percent and 50 percent of the next 4 percent of the participants' pre-tax contributions.

       c. Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on the participant's earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       d. Vesting : Participants are vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on continuous service. The Company's matching contributions are vested 20 percent, 50 percent and 100 percent for one, two and three years of service, respectively. A participant becomes fully vested in company matching contributions automatically upon retirement due to disability, upon death or upon termination of the Plan.

       e. Investment Programs: Participant contributions are invested in accordance with the participant's election in any of sixteen investment funds. These investment options as of December 31, 1997 are as follows:

          (1) Ford Stock Fund: The Fund consists of shares of the common stock, $1.00 par value, of Ford and a small portion in short-term investments. The value of the fund primarily rises or falls depending upon the stock's performance in the market. Ford stock is subject to economic factors, the stock market in general and factors affecting Ford in particular.

          (2) Fidelity Retirement Government Money Market Portfolio: A money market mutual fund with a goal to preserve capital, maintain price and provide current income.

          (3) Fidelity Intermediate Bond Fund: This is an income mutual fund with a goal to provide high current income. It invests in U.
                  S. and foreign bonds. Select bonds are considered medium to high quality with an average maturity of 3-10 years.

          (4) Fidelity Growth and Income Portfolio: This fund is a growth and income mutual fund with a goal to provide a high total return from a combination of current income and capital growth. It invests primarily in U. S. and foreign stocks that pay current dividends and show potential earnings growth. May also invest in some bonds.

          (5) Fidelity Puritan Fund: This fund is a growth and income mutual fund with a goal to provide income while preserving investment. It invests in a wide variety of U. S. and foreign securities. It includes all types of bonds of any quality as well as common and preferred stock.

          (6) Fidelity U. S. Equity Index Portfolio: This fund is a growth and income mutual fund with a goal to duplicate the composition and return of the Standard and Poor's composite index of 500 stocks. It invests primarily in the 500 companies that make up the S&P 500.

          (7) Fidelity Blue Chip Growth Fund: This fund is a growth mutual fund with a goal to increase the value of the investment over the long-term through capital growth. It invests primarily in common stocks of well known, established companies.

       e. Investment Programs, continued:

          (8) Fidelity Contrafund: This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in equity securities of companies whose value is not fully recognized by the public.

          (9) Fidelity Growth Company Fund: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital growth. It invests primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth.

          (10) Fidelity Magellan Fund: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital growth. It invests primarily in common stocks of small, medium and large foreign and U. S. companies with investments that are broadly diversified across many different kinds of companies and industries.

          (11) Fidelity OTC Portfolio: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital appreciation. It invests primarily in stocks traded in the "over-the-counter" ("OTC") market, but may also include preferred stocks, debt securities, and other types of investments.

          (12) Fidelity International Growth and Income Fund: This fund is a growth and income mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth while also providing current income. It invests primarily in stock that the fund manager feels have growth possibilities. It will keep at least 25 percent of assets invested in bonds for income. Investments may be made in assets in one country but will generally be spread in investments across at least six different countries.

          (13) Fidelity Overseas Fund: This fund is a growth mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth. It investment primarily in stocks and bonds of companies whose principal business activities are outside the U. S.

       e. Investment Programs, continued:

          (14) Fidelity Asset Manager: This fund is an asset allocation mutual fund with a goal to provide high total return with reduced risk over the long term. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers including those in emerging markets. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets.

          (15) Fidelity Asset Manager Growth: This fund is an asset allocation mutual fund with a goal to provide high total return. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets.

          (16) Fidelity Asset Manager Income: This fund is an asset allocation mutual fund with a goal to provide high current income. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of the fund may gradually shift assets from one type to another based on the current outlook of the various markets.

       f. Investment Participation: The number of participants in each program at December 31, 1997 are as follows:

                                                                  Number
                                                                    of
                      Participants                             Participants
-------------------------------------------------------       ----------------

Ford Stock Fund                                                     555
Retirement Government Money Market Portfolio                        322
Intermediate Bond Fund                                              280
Growth and Income Portfolio                                         479
Puritan Fund                                                        168
U. S. Equity Index Portfolio                                        550
Blue Chip Growth Fund                                               498
Contra Fund                                                         379
Growth Company Fund                                                 316
Magellan Fund                                                       749
OTC Portfolio                                                       269
International Growth and Income Fund                                118
Overseas Fund                                                       163
Asset Manager                                                        80
Asset Manager Growth                                                 87
Asset Manager Income                                                 40

       g. Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum of $50,000. Loan interest rates are set monthly but will not change during the term of the loan. Loan transactions are treated as a transfer to/from the investment fund from/to the Cash/Loan Fund. The interest rate will be the prime rate as quoted in The Wall Street Journal.

       h. Payment of Benefits:   Benefits are payable upon termination or upon
          normal retirement at age 65 in a cash lump-sum payment.



    2. Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The Plan allows its participants to direct their share of contributions and earnings to sixteen different investment mediums, which are held by Fidelity Investments and are stated at fair value as of December 31, 1997, as determined by quoted market prices. These investment mediums are offered by Fidelity Investments, the Plan's trustee.

          Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       c. Payment of Benefits: Benefits are recorded when paid.

       d. Contributions: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

       e. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.



 3.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the plan committee will direct the trustee to distribute the assets of the Plan to the participants, former participants and beneficiaries in accordance with their interests under the Plan.

4.     Investments:

       The fair value of individual investments representing five percent or more of the Plan's net assets are as follows as of December 31, 1997:

         Ford Stock Fund                                        $     1,526,387
         Retirement Government Money Market Portfolio                 1,319,234
         Intermediate Bond Fund                                         729,896
         U. S. Equity Index Portfolio                                 3,374,572
         Contrafund                                                     845,248
         Magellan Fund                                                2,792,895
         Growth and Income Fund                                       1,003,655
         Blue Chip Fund                                                 952,249
                                                                ---------------
                                                                $    12,544,136
                                                                ===============



5.     Transactions with Parties-in-Interest:

       Certain administrative expenses pertaining to the operation of the Plan are paid by the Company. In addition, various administrative, legal and accounting services are performed on behalf of the Plan, and no charges are made to the Plan for these services. Purchases and sales of Ford stock are routinely made by the plan trustee in accordance with the provisions of the Plan or at the request of certain participants.



6.     Tax Status:

       The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 1995, that the Plan is in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.     Subsequent Event:

       On March 2, 1998, the Board of Directors of Ford approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates:") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Ford stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Ford stock owned as of the record date. Both the spin-off dividend and the cash dividend were payable on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

       $396,737 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $362,836 was invested in other plan options and $1,202 was paid out in cash directly to plan participants.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

       As of March 3, 1998, the Associates Stock Fund becomes a "sell-only" fund, and after December 31, 1999, will be closed.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997


                                                        (c)
                                             Description of Investment,
      (b)                                     Including Maturity Date,
      Identity of Issuer,                  Rate of Interest, Collateral,                                  (e)
      Borrower, Lessor                         Par or Maturity Value                       (d)            Current
(a)   or Similar Party                                                                     Cost           Value
----- -------------------- --------------------------------------------------------------- -------------- --------------

 *    Ford Motor Company   Ford Motor Company Common Stock, 96,546 shares at $15.81        $   1,144,171  $   1,526,387

 *    Fidelity             Retirement Government Money Market Portfolio,  1,319,234 units
                           at $1.00                                                            1,319,234      1,319,234

 *    Fidelity             Intermediate Bond Fund, 71,769 units at $10.17                        736,747        729,896

 *    Fidelity             Growth and Income Portfolio, 26,343 units at $38.10                   875,704      1,003,655

 *    Fidelity             Puritan Fund, 14,463 units at $19.38                                  263,582        280,301

 *    Fidelity             U. S. Equity Index Portfolio, 124,707 units at $27.06               2,289,243      3,374,572

 *    Fidelity             Blue Chip Growth Fund, 24,132 units at $39.46                         859,699        952,249

 *    Fidelity             Contrafund, 18,127 units at $46.63                                    788,721        845,248

 *    Fidelity             Growth Company Fund, 12,448 units at $43.32                           530,699        539,236

 *    Fidelity             Magellan Fund, 29,316 units at $94.27                               2,513,348      2,792,895

 *    Fidelity             OTC Portfolio, 15,285 units at $33.45                                 515,755        511,279

 *    Fidelity             International Growth and Income Fund, 6,747 units at $19.70           135,285        132,913

 *    Fidelity             Overseas Fund, 7,367 units at $32.54                                  238,067        239,715

 *    Fidelity             Asset Manager, 6,321 units at $18.35                                  111,167        115,980

 *    Fidelity             Asset Manager Growth, 8,791 units at $18.48                           157,836        162,448

 *    Fidelity             Asset Manager Income, 3,940 units at $12.18                            46,947         47,997

      Participant loans    Remaining maturity dates range from 1 month to 10 years,
                           interest rates range from 6 to 9 percent                                  -          592,724
                                                                                           -------------  -------------

                                                                                           $  12,526,205  $  15,166,729

                                                                                           =============  =============

*Party-in-interest

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997



                                                                                                                    (h)
                                                                                            (f)                    Current     (i)
                                                                                          Expenses       (g)       Value       Net
    (a)                                                   (c)        (d)         (e)      Incurred       Cost    of Asset on   Gain
 Identity of                    (b)                    Purchase   Selling      Lease        with          of     Transaction    or
Party Involved         Description of Asset             Price      Price       Rental    Transaction*    Asset      Date      (Loss)
--------------- -------------------------------------  ---------- ---------- ----------- ------------- --------- -----------  ------

REPORTING       Any single transaction in excess
CRITERION I:    of five percent of current value
                of plan assets.

                None

REPORTING       Any series of transactions in other
CRITERION II:   than securities in excess of five
                percent of the current value of
                plan assets.

                None.

REPORTING       Any series of transactions in
CRITERION III:  securities in excess of five percent
                of current value of plan assets

Ford Motor      Ford Motor Company Common Stock:
Company           145 Purchases                        $  794,595                                      $  794,595  $ 794,595

Fidelity        Retirement Government Money Market
                    Portfolio:
                  134 Purchases                           824,093                                         824,093    824,093
Fidelity        Growth and Income Portfolio:
                  127 Purchases                           709,181                                         709,181    709,181
Fidelity        U. S. Equity Index Portfolio:
                  152 Purchases                           645,836                                         645,836    645,836
Fidelity        Blue Chip Growth Fund:
                  140 Purchases                           645,480                                         645,480    645,480
Fidelity        Contrafund:
                  113 Purchases                           592,015                                         592,015    592,015
Fidelity        Magellan Fund:
                  180 Purchases                         1,076,566                                       1,076,566  1,076,566



PRIMUS Automotive Financial Services, Inc. Prime Account 401(k) Tax-Deferred Savings Plan Item 27d - Schedule of Reportable Transactions, Continued

                                                                                                                     (h)
                                                                                            (f)                    Current     (i)
                                                                                          Expenses       (g)        Value      Net
    (a)                                                  (c)        (d)         (e)       Incurred       Cost    of Asset on   Gain
 Identity of                    (b)                    Purchase   Selling      Lease        with          of     Transaction    or
Party Involved         Description of Asset             Price      Price       Rental    Transaction*    Asset      Date      (Loss)
--------------- -------------------------------------  ---------- ---------- ----------- ------------- --------- ----------- ------


REPORTING       Any transaction within the plan year
CRITERION IV:   with respect to securities with or
                in conjunction with a person with
                whom any prior or subsequent single
                five percent security transactions
                within the plan year took place.

                None.


Note A: Transactions already reported under Criterion I are not reported here.

* Information regarding expenses incurred with each transaction was not available from the Trustee.